UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-53198

Merchants & Marine Bancorp, Inc.

(Exact name of registrant as specified in its charter)

3118 Pascagoula Street, Pascagoula, Mississippi 39567 (228) 762-3311

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $2.50 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

EXPLANATORY NOTE: The registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate its duty with respect to its class of shares of common stock.

Approximate number of holders of record as of the certification or notice date: 985

Pursuant to the requirements of the Securities Exchange Act of 1934 Merchants & Marine Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 17, 2012	By:	/s/ Elise Bourgeois
Elise Bourgeois Senior Vice President and Chief Financial Officer